Exhibit (d)(11)

December 10, 2009

Mr. Joseph Patterson
President
The Patterson Capital Corporation
2029 Century Park East, Suite 2950
Los Angeles, CA 90067

Dear Joe:

At the CNI Charter Funds Board meeting yesterday it was agreed to take a new strategic direction in the management of the AHA Limited Maturity Fixed Income Fund.  Based on current asset levels and anticipated withdrawals in the near term, it was determined that the Fund size would not be sufficient to allow for meaningful asset allocations to your firm.  Therefore, the purpose of this letter is to serve as written notice that the investment advisory contract between Patterson Capital Corporation and CCM Advisors to sub-advise the AHA Limited Maturity Fund will be terminated.   Our intent is to transfer assets out of your account sometime between January 18th and 28th depending on when the annual prospectus update is filed, We will notify you of the exact date when it is set.

As your firm is the sole sub-advisor remaining of the original managers selected in 1988 to manage the AHA Investment Funds, we want to thank you for your many years of exemplary investment management service and assure you that this does not reflect dissatisfaction with your investment performance. We have always found your firm to hold to the highest standards of the investment profession.  As Patterson Capital has managed this Fund since inception for the AHA Investment Program, it will be of interest to you that the sponsorship relationship with the American Hospital Association is also ending at this time.

We ask you to please acknowledge your receipt of this notice by signing, dating and returning to our offices.

Sincerely,

/s/ Timothy G. Solberg__

Timothy G. Solberg, CFA
Chief Investment Officer

Acknowledged:

/s/ Joseph Patterson       Date: 12/14/09
Joseph Patterson, President
The Patterson Capital Corporation